UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2007

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd (the “Company”) dated August 22, 2007, announcing the Company’s financial results for the second quarter of 2007.

Exhibit 1

FRONTLINE LTD.

INTERIM REPORT APRIL - JUNE 2007

Highlights

•	Frontline reports net income of $189.1 million and earnings per share of $2.53 for the second quarter of 2007.

•	Frontline reports half year net income of $347.9 million and earning per share of $4.65.

•
Frontline reports a total gain on sale of assets of $66.1 million consisting of $31.2 million relating to the sale of its shares in Sea Production, $21.8 million to the delivery of the first converted heavy lift vessel and $13.1 million relating to the termination of the capital lease for Front Vanadis.

•	Frontline reports a gain on the issuance of shares in Sealift in connection with the business combination with Dockwise of $43.7 million in the second quarter.

•	The lease from Ship Finance for the single hull VLCC Front Vanadis (1990) was terminated in the second quarter.

•	In May 2007 Sealift successfully completed the combination of its businesses with the Dockwise group of companies.

•	The first heavy lift vessel, Front Sunda, was delivered to Sealift in May 2007.

•	In June 2007, Frontline sold its single hull Suezmax tanker Front Horizon (1988) for net sale proceeds of $28 million. Delivery is expected in the third quarter.

•	In June 2007, Frontline sold its entire holding of 25.5 million shares in Sea Production for a net price of NOK 15.75 per share, equal to approximately $67 million.

Second Quarter and Six Months Results 2007

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces net income of $189.1 million for the second quarter of 2007, equivalent to earnings per share of $2.53. Operating income for the quarter was $190.9 million, including a gain on sale of assets of $66.1 million. This gain consists of $31.2 million relating to the sale of the shares in Sea Production Ltd. (“Sea Production”), $21.8 million to the delivery of the first converted heavy lift vessel and $13.1 million relating to the termination of the capital lease for Front Vanadis. Operating income was $178.6 million in the first quarter which then included a gain on sale of assets of $21.3 million. Net income also includes a gain on the issuance of shares in Sealift in connection with the business combination with Dockwise of $43.7 million in the second quarter. Net income in the first quarter included a gain on the issuance of shares in Sea Production of $39.8 million.

The reported earnings reflect a somewhat improved market partly offset by a reduction is trading days in the second quarter compared to the first quarter. The average daily time charter equivalents (“TCEs”) earned in the spot and period market by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $51,900, $38,600 and $38,300, respectively compared with $50,200, $34,900 and $36,600, respectively in the first quarter. The results show a continued differential in earnings between single and double hull tonnage. The spot earnings for the Company’s double hull VLCC and Suezmax vessels were $57,700 and $50,500, in the second quarter, compared to $56,600 and $48,100, in the first quarter.

In the second quarter of 2007 Frontline is no longer consolidating Ship Finance International Limited (“Ship Finance”). As a consequence the earnings reflect a decrease in revenues compared to the first quarter of 2007 related to the vessels in Ship Finance which are not chartered in by Frontline. Profit share expense of $15.7 million has been recorded in the second quarter as a result of the profit sharing agreement with Ship Finance. In the first quarter of 2007 the profit share expense was eliminated on consolidation of Ship Finance in the income statement, and the profit share expense was booked directly to equity as part of the spin off of Ship Finance.

Charterhire expenses have increased by $5.8 million in the second quarter as a consequence of more vessels chartered in compared to the first quarter. Ship operating expenses have increased by $4.6 million in the second quarter compared to the first quarter due to more drydocking costs expensed in the second quarter.

Administrative expenses have decreased by $3.3 million compared to the first quarter. Administrative expenses in the first quarter included non-recurring items of $1.6 million for Ship Finance and $1.9 million for the Company’s FPSO activities.

Interest income was $15.7 million in the second quarter, of which $8.3 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation (“ITC”). Interest expense was $63.9 million in the second quarter of which $16.9 million relates to ITC and $47.9 million relates to the capital lease interest expense in Frontline.

Other financial items in the second quarter were a gain of $0.7 million compared to a gain of $5.1 million in the first quarter. Frontline has no valuation losses or gains in interest rate swaps and bond swaps in the second quarter compared to valuation losses of $2.5 million in interest rate swaps along with valuation gains of $6.1 million in bond swaps recorded in the first quarter. All interest rate and bond swaps related to Ship Finance.

Frontline announces net income of $347.9 million for the six months ended June 30, 2007, equivalent to earnings per share of $4.65. The average TCEs earned in the spot and period market by the Company’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for the six months period ended June 30, 2007 were $51,000, $36,700 and $37,500, respectively.

As of June 30, 2007, the Company had total cash and cash equivalents of $861.0 million which includes $651.4 million of restricted cash. Restricted cash includes $416.6 million relating to deposits in ITC and $232.0 million in Frontline Shipping Limited and Frontline Shipping II Limited which are restricted under the charter agreements with Ship Finance.

The 2006 financial statements have been restated to reflect the revised accounting treatment for three entities within the ITC group which were previously fully consolidated but are now being accounted for as investments under the equity method. The restatement has no effect on net income.

As of August 2007, the Company has average cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of approximately $30,000 and $22,100, respectively.

Fleet development

In April 2007, the Company exercised options for two further 156,000 dwt Suezmax newbuilding contracts at Jiangsu Rongsheng Heavy Industries Group Co. Ltd. in China. The vessels will be delivered in 2010.

In May 2007, the lease from Ship Finance for the 1990-built single hull VLCC Front Vanadis was terminated.

In June 2007, Frontline sold its 1988-built single hull Suezmax tanker Front Horizon for net sale proceeds of $28 million. Delivery will take place in August 2007. The buyer of the vessel is a joint venture in which Frontline’s Chairman John Fredriksen has an indirect interest in one of the joint venture partners. The vessel is intended to be used for other purposes and will cease active trading.

The sale will generate approximately $17 million in liquidity and a gain of approximately $6 million, which will be recorded in the third quarter of 2007.

Frontline’s total newbuilding program now consists of four VLCCs and eight Suezmaxes to be delivered in the period from third quarter 2008 through fourth quarter 2010.

Other Matters

The Company advises that the 2007 Annual General Meeting will be held in Bermuda on September 28, 2007. The Notice of Annual General Meeting and associated material will be distributed to shareholders shortly.

The Board advises that it expects to declare a dividend for the second quarter of $1.50 per share. In order to make this dividend payment the Company will be submitting to its shareholders at its 2007 Annual General Meeting a proposal for the transfer of a portion of its share premium into contributed surplus. The dividend for the second quarter will be declared immediately following the 2007 Annual General Meeting subject to approval of the aforementioned proposal. The Company will advise on the record date, the ex dividend date and the dividend payment date for the dividend following the approval from the 2007 Annual General Meeting.

74,825,169 ordinary shares were outstanding on June 30, 2007, and the weighted average number of shares outstanding for the quarter was also 74,825,169.

The Market

The tanker market declined in the second quarter compared to the first quarter and the average rate for VLCCs from MEG to Japan in the second quarter was about WS 71 ($41,200 per day) compared to about WS 70 ($44,500 per day) in the first quarter of 2007. The average rate for Suezmaxes from WAF to USAC in the second quarter of 2007 was about WS 115 ($38,500 per day), compared to about WS 122 ($45,900 per day), in the first quarter of 2007.

Bunker prices rose in the second quarter with price in Fujairah of about $346/mt, with a low of about $336/mt at the start and a high of about $ 358/mt two weeks from the end of the quarter.

The International Energy Agency (IEA) reported in August an average OPEC Oil production, including Iraq, of 30.24 million barrels per day during the second quarter of the year, a 0.02 million barrels per day increase from the first quarter. The next ordinary OPEC meeting is scheduled to take place September 11, 2007.

IEA estimates that world oil demand averaged 84.3 million barrels per day in the second quarter, a 1.3 percent decrease from the first quarter of 2007. IEA further predicts that the average demand for 2007 in total will be 86.0 million barrels per day, or a 1.8 percent growth from 2006, hence a continued demand growth.

According to Fearnley, the VLCC fleet totalled 492 vessels at the end of the second quarter with five deliveries and one vessel deleted for conversion purposes. The total orderbook amounted to 157 vessels at the end of the second quarter, down from 159 vessels after the first quarter of 2007. The single hull VLCC fleet amount to 158 vessels at the end of the second quarter. There are 15 additional deliveries expected in 2007 and 39 in 2008. Current orderbook represent 31.9 percent of the VLCC fleet with a total of three VLCCs ordered during the quarter.

The Suezmax fleet totalled 351 vessels at the end of the quarter, up from 347 vessels after the first quarter of 2007, a fleet growth of 1.1 percent over the quarter. Two Suezmaxes were converted to FPSO and one for heavy-lift operations during the quarter and thereby deleted from the trading fleet. Ten Suezmaxes were ordered in the quarter and five deliveries took place. The total orderbook at the end of the quarter was 133, an increase of five from the end of the first quarter. The single hull Suezmax fleet amount to 64 vessels at the end of the second quarter. There are 13 additional deliveries expected in 2007 and 23 in 2008. The current orderbook represents 37.9 percent of the current Suezmax fleet.

Strategy

Frontline's core strategy is to be a world leading operator and charterer of modern, high quality oil tankers. The majority of its double hull tonnage is operating in the spot market.  Most of its single hull VLCC’s have been fixed out on time charters for the remainder of the fixed committed period and all of the Company’s eight OBO carriers have been fixed out on long term charters. Frontlines charter coverage in 2007 and 2008 is estimated to 40 percent of its total fleet. Through sales of vessels and time charters the Company has a limited exposure on the single hull tonnage.

Frontline has four VLCC and eight Suezmax newbuildings on order, all favorably priced compared to current newbuilding prices, confirming its position as a leading operator of quality Suezmax and VLCC tonnage. The total investment of the newbuilding program is approximately $1 billion. The Company has paid $97 million as per second quarter of 2007 and expects to pay further approximately $100 million in 2007 before drawdown of financing. The plan is to finance the total investment equal to 80 percent of the contractual prices with debt. Based on recent transactions the market value of the new building contracts are significantly higher than the original contractual new building prices.

Frontline intends to sell or dividend out its remaining shareholding of 16.6 percent in Sealift to the Frontline shareholders.

Frontline will continue to look for attractive opportunities in the Sales and Purchase market as well as in the charter market.

The Company is presently evaluating opportunities to enchance the value of its investment in ITC. One of the options, which is to be considered, is a separate listing of this investment.

Outlook

The tanker market has weakened considerably in the third quarter of 2007 compared to the second quarter with average TCE rates for modern VLCCs, according to Clarkson, of $31,200 per day so far this quarter. The quarter started with spot fixtures in the VLCC and Suezmax segment of $39,600 and $34,700 per day, respectively, and present indication from Clarkson in the VLCC and Suezmax segment is $26,500 and $18,200 per day, respectively. Apart from 2006 the third quarter is seasonally normally the weakest quarter in the year. Consequently, we expect a considerably weaker net result from operation in the third quarter compared to the second quarter.

However, the world economy is still strong with a forecasted global GDP growth of 4.9 percent for 2007, along with a forecast of 4.9 percent for 2008. IEA projects oil consumption to rise by 1.8 percent in 2007 and 2.5 percent in 2008. The overall order book for tankers has now approached 34 percent, which gives some reasons for concern.  However, the fact that the order book is stretched over four years and that 26 percent of the fleet is non double hull reduces this concern. We also see an increased inefficiency of the single hull fleet caused by reduced acceptance by major charterers to employ such tonnage.

We estimate that 19 VLCCs are planned for conversion to VLOC and five to FPSO. A further 20 VLCCs are possible candidates for conversion to FPSO, FSO, VLOC and other purposes. This will have effect from the end of 2007 and will mitigate the impact from the new vessels delivered in the market OPEC production is expected to increase in the near future on the back of recent stock draws and high demand and is likely to lead to increased demand for transport of oil. In sum this should lead to an improved freight market from the present low levels.

The dividend capacity for the rest of the year will be influenced by normal earnings as well as strategic decisions around the ownership of Sealift as well as ITC.

Frontline’s low single hull exposure, charter coverage estimated to 40 percent of its total fleet in 2007 and 2008 and low cash breakeven rates reduces the financial risk of the Company and creates a  solid basis for a good cash generation. The well timed newbuilding program secures further growth at attractive financial terms.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management’s examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 22, 2007
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Bjørn Sjaastad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD. SECOND QUARTER REPORT (UNAUDITED)

2006 Apr-Jun (restated)	2007 Apr-Jun	INCOME STATEMENT (in thousands of $)	2007 Jan-Jun	2006 Jan-Jun (restated)	2006 Jan-Dec (audited)
343,069	347,091	Total operating revenues	706,878	822,668	1,583,863
9,769	66,092	Gain from sale of assets	87,414	21,856	95,655
90,736	86,786	Voyage expenses and commission	175,502	208,525	396,576
-	15,718	Profit share expense	15,718	-	-
55,348	52,709	Ship operating expenses	100,780	97,829	199,377
6,217	12,637	Charterhire expenses	19,446	12,391	24,923
7,159	6,579	Administrative expenses	16,475	11,800	32,214
50,273	47,838	Depreciation	96,830	102,479	203,849
209,733	222,267	Total operating expenses	424,751	433,024	856,939
143,105	190,916	Operating income	369,541	411,500	822,579
12,277	15,667	Interest income	27,352	22,903	47,733
(51,511)	(63,893)	Interest expense	(118,068)	(101,726)	(206,144)
129	422	Equity earnings of associated companies	399	(697)	1,118
(423)	1,663	Foreign currency exchange gain (loss)	1,612	(739)	1,056
3,640	694	Other financial items	5,799	18,600	8,502
107,217	145,469	Income before taxes and minority interest	286,635	349,841	674,844
-	43,729	Gain on issuance of shares by associates	83,566	-	-
(38,534)	-	Minority interest	(22,162)	(67,112)	(158,682)
(123)	(127)	Taxes	(162)	(123)	(162)

68,560	189,071	Net income	347,877	282,606	516,000

$0.92	$2.53	Basic Earnings Per Share ($)	$4.65	$3.78	$6.90

		Income on timecharter basis ($ per day per ship)*
50,600	51,900	VLCC	51,000	61,900	57,800
30,600	38,600	Suezmax	36,700	40,100	37,800
30,100	38,300	Suezmax OBO	37,500	30,900	31,700

		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET (in thousands of $)	2007 Jun 30	2006 Jun 30 (restated)	2006 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	209,592	101,927	197,181
Restricted cash	651,438	635,676	677,533
Other current assets	464,818	346,357	237,428
Long term
Newbuildings	134,122	138,325	166,851
Vessels and equipment, net	235,338	2,470,497	2,446,278
Vessels under capital lease, net	2,679,685	649,566	626,374
Investment in finance leases	-	210,000	175,141
Investment in unconsolidated subsidiaries and associated companies	14,080	13,898	17,825
Deferred charges and other long-term assets	105	58,025	45,326
Total assets	4,389,178	4,624,271	4,589,937

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long term debt	102,568	324,857	281,409
Current portion of obligations under capital lease	148,483	26,946	28,857
Other current liabilities	131,931	126,943	133,650
Long term
Long term debt	396,843	2,191,150	2,181,885
Obligations under capital lease	2,660,883	692,804	723,073
Other long term liabilities	304,816	19,429	31,381
Minority interest	-	497,450	541,122
Stockholders’ equity	643,654	744,692	668,560
Total liabilities and stockholders’ equity	4,389,178	4,624,271	4,589,937

2006 Apr-Jun (restated)	2007 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Jun	2006 Jan-Jun (restated)	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES
68,562	189,071	Net income	347,877	282,606	516,000
		Adjustments to reconcile net income to net cash provided by operating activities:
50,951	47,844	Depreciation and amortisation	97,604	103,881	207,195
702	(97)	Unrealised foreign currency exchange (gain) loss	193	(733)	74
(9,769)	(109,827)	Gain on sale of assets	(171,356)	(21,856)	(105,439)
38,534	(422)	Equity earnings of associated companies	(399)	67,112	(1,118)
(1,765)	-	Adjustment of financial derivatives to market value	(3,618)	(6,447)	9,348
(652)	(2,191)	Other, net	23,928	(300)	153,356
56,090	51,635	Change in operating assets and liabilities	47,459	47,564	52,140
202,653	176,013	Net cash provided by operating activities	341,688	471,827	831,556

		INVESTING ACTIVITIES
(22,940)	(24,090)	Maturity (placement) of restricted cash	12,613	9,838	13,730
-	-	Sale of subsidiary, net of cash sold	89,264	-	-
-	-	Cash impact of deconsolidation of subsidiary	(146,435)	-	-
-	-	Acquisition of minority interest	-	(7,212)	(7,198)
(302,088)	(39,268)	Additions to newbuildings, vessels and equipment	(267,290)	(369,009)	(557,647)
-	66,094	Advances to associated companies, net	(44,694)	-	(2,112)
1,311	-	Receipt from investment in finance lease and loans receivable	-	1,311	12,562
-	(43,375)	Purchase of other assets	(43,375)	(71,067)	(71,067)
9,769	-	Proceeds from sale of newbuildings, vessels and equipment	425,300	102,029	284,959
9	-	Proceeds from sale of other assets	-	9	154,409
-	-	Proceeds from issuance of shares in subsidiary	-	-	7,800
(313,939)	(40,639)	Net cash provided by (used in) investing activities	25,383	(334,101)	(164,564)

		FINANCING ACTIVITIES
245,703	-	Proceeds from long-term debt, net of fees paid	125,782	281,018	537,518
(46,132)	(3,317)	Repayments of long-term debt	(139,231)	(110,653)	(420,925)
(6,199)	(34,732)	Repayment of capital leases	(40,627)	(11,670)	(24,706)
(144,565)	(112,274)	Dividends paid	(300,584)	(287,277)	(654,480)

48,807	(150,323)	Net cash provided by (used in) financing activities	(354,660)	(128,582)	(562,593)

(62,479)	(14,949)	Net increase (decrease) in cash and cash equivalents	12,411	9,144	104,399
164,406	224,541	Cash and cash equivalents at start of period	197,181	92,782	92,782
101,927	209,592	Cash and cash equivalents at end of period	209,592	101,926	197,181

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: August 28, 2007	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer